Filed by Voya Investors Trust (SEC File Nos.: 033-23512; 811-05629) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

April 30, 2026

Voya Investment Management

Client Talking Points

VY® CBRE Global Real Estate Portfolio Reorganization

Voya Investment Management has announced the following changes:

Planned	Effective Date	Merging Portfolio Name	Surviving Portfolio Name
Change(s)	(on or about)

Reorganization	July 24, 2026	VY® CBRE Global Real Estate	VY® Columbia Real Estate
		Portfolio	Portfolio

The Board of Trustees (the “Board”) of VY® CBRE Global Real Estate Portfolio (“CBRE GRE Portfolio”) and VY® Columbia Real Estate Portfolio (formerly, VY® CBRE Real Estate Portfolio) (“Columbia RE Portfolio”) approved an Agreement and Plan of Reorganization (“Merger” or “Reorganization”). The approval of shareholders of CBRE GRE Portfolio is required before the Merger may take place.

▪What is happening?

oOn November 13, 2025, the Board approved a proposal to merge CBRE GRE Portfolio into

Columbia RE Portfolio.

oShareholders of CBRE GRE Portfolio will be sent a combined proxy statement and prospectus on or about May 6, 2026.

oA shareholder meeting will be held on or about July 9, 2026.

oIf approved, shareholders of CBRE GRE Portfolio will become shareholders of Columbia RE Portfolio as of the close of business on or about July 24, 2026.

oVoya Investments, LLC (“Voya Investments” or the “Investment Adviser”) serves as the investment adviser to each Portfolio. CBRE Investment Management Listed Real Assets, LLC (“CBRE”) serves as the sub-adviser to CBRE GRE Portfolio and Columbia Management Investment Advisers, LLC (“Columbia”) serves as the sub-adviser to Columbia RE Portfolio. Columbia became the sub-adviser of Columbia RE Portfolio effective at the close of business on January 21, 2026.

For Internal Use Only. Not for Inspection by, Distribution or Quotation to, the General Public.

20260504-5444833-17171933

Client Talking Points

oA prospectus supplement was filed on or about December 3, 2025 to notify shareholders of the changes.

▪Why is the Merger proposed?

Voya Investments proposed the Merger primarily to:

oProvide greater scale through a larger combined real estate portfolio; o Continue to provide access to a real estate investment option;

o Reduce the complexity of the Voya funds platform;

o Provide shareholders with an immediate benefit through: o a lower contractual management fee rate;

o lower net annual operating expenses; and

o the potential to benefit from a larger, more scalable fund

▪How do the Investment Objectives compare?

	CBRE GRE Portfolio	Columbia RE Portfolio
Investment	The Portfolio seeks high total return consisting	The Portfolio seeks total return including capital
Objective	of capital appreciation and current income.	appreciation and current income.

▪What is the experience of the Columbia Team?

Columbia RE Portfolio is managed by the Columbia team of Alban Lhonneur, Sander Bunck and Daniel Winterbottom with combined experience of 61 years.

Alban Lhonneur Portfolio Manager

Alban Lhonneur, Portfolio Manager, is the lead fund manager of the CT Real Estate Equity Market Neutral Fund and co-manager of the CT Global Real Estate Securities Fund, CT Property Growth & Income Fund, the Columbia Real Estate Equity Fund and a number of segregated accounts. Mr. Lhonneur joined Columbia through the acquisition of BMO GAM (EMEA) in 2021, having been with BMO since July 2008. He was previously at Citigroup Global Markets as an equity research analyst focusing on continental European real estate. Prior to that, he was at Société Générale Securities, where he focused on transport equity research.

For Internal Use Only. Not for Inspection by, Distribution or Quotation to, the General Public.

20260504-5444833-17171933

Client Talking Points

Sander Bunck

Portfolio Manager

Sander Bunck, Portfolio Manager, re-joined the property team in March 2023 as senior analyst and assistant fund manager focusing on EU and U.S. Strategies. He was a director and headed the real estate equity research team at Barclays from 2017 to 2023. Prior to that, he worked as an equity analyst in the Thames River team responsible for the European markets. Mr. Bunck started his career at LaSalle Investment Management, where he was an equity analyst in the Listed Real Estate Securities team for four years.

Daniel Winterbottom, CFA

Portfolio Manager

Daniel Winterbottom, CFA, Portfolio Manager, is co-manager of CT Global Real Estate Securities Fund, the Columbia Real Estate Equity Fund and a number of segregated accounts. Mr. Winterbottom was appointed Chief Operating Officer – Thames River Capital in 2025, taking on additional operational management responsibilities across the range of TRC funds. He joined Columbia through the acquisition of BMO GAM (EMEA) in 2021, having previously been with BMO since July 2015, with a focus on global real estate securities and portfolio analysis. Previously he was an Assistant Portfolio Manager at Schroders, responsible for the management and efficient implementation of quantitative equity investment strategies. Prior to this, he was an Analyst in the Thames River Capital Property team from 2009 to 2014 (which he re-joined in 2015 as part of the BMO group). Mr. Winterbottom was previously at BlueBay Asset Management; as a Junior Portfolio Manager for an equity long/short strategy. Before that he was at BlackRock as an analyst reviewing fixed income portfolios. He began his career with Merrill Lynch Investment Management, holding positions as a Fixed Income Business Analyst and a Market Data

Analyst.

▪How do the Annual Portfolio Operating Expenses compare?

The tables below describe the fees and expenses that you may pay if you buy, hold, and sell shares of the Portfolios. Pro forma fees and expenses, which are the estimated fees and expenses of Columbia RE Portfolio after giving effect to the Reorganization, assume the Reorganization occurred on December 31, 2025. You may pay other fees and expenses such as fees and expenses imposed under your Variable Contract or Qualified Plan, which are not reflected in the tables and examples below. If these fees or expenses were included in the table, the Portfolios’ expenses would be higher. For more information on these charges, please refer to the documents governing your Variable Contract or Qualified Plan or consult your plan administrator.

As shown in the tables below, shareholders of CBRE GRE Portfolio will experience a decrease in the contractual management fee rate and net annual operating expenses following the Reorganization.

For Internal Use Only. Not for Inspection by, Distribution or Quotation to, the General Public.

20260504-5444833-17171933

Annual Portfolio Operating Expenses
Expenses you pay each year as a % of the value of your investment

		CBRE GRE Portfolio[1]	Columbia RE Portfolio[2]	Columbia RE Portfolio Pro Forma Combined[2]
Class ADV				
Management Fees	%	0.90	0.75	0.75
Distribution and/or Shareholder Services (12b-1) Fees	%	0.60	0.60	0.60
Other Expenses	%	0.22	0.25	0.22[5]
Total Annual Portfolio Operating Expenses	%	1.72	1.60	1.57
Waivers and Reimbursements	%	(0.21)[3]	(0.25)[4]	(0.22)[6]
Total Annual Portfolio Operating Expenses After Waivers and Reimbursements	%	1.51	1.35	1.35
Class I				
Management Fees	%	0.90	0.75	0.75
Distribution and/or Shareholder Services (12b-1) Fees	%	None	None	None
Other Expenses	%	0.22	0.25	0.22[5]
Total Annual Portfolio Operating Expenses	%	1.12	1.00	0.97
Waivers and Reimbursements	%	(0.21)[3]	(0.25)[4]	(0.22)[6]
Total Annual Portfolio Operating Expenses After Waivers and Reimbursements	%	0.91	0.75	0.75
Class S				
Management Fees	%	0.90	0.75	0.75
Distribution and/or Shareholder Services (12b-1) Fees	%	0.25	0.25	0.25
Other Expenses	%	0.22	0.25	0.22[5]
Total Annual Portfolio Operating Expenses	%	1.37	1.25	1.22
Waivers and Reimbursements	%	(0.21)[3]	(0.25)[4]	(0.22)[6]
Total Annual Portfolio Operating Expenses After Waivers and Reimbursements	%	1.16	1.00	1.00
Class S2				
Management Fees	%	0.90	0.75	0.75
Distribution and/or Shareholder Services (12b-1) Fees	%	0.40	0.40	0.40
Other Expenses	%	0.22	0.25	0.22[5]
Total Annual Portfolio Operating Expenses	%	1.52	1.40	1.37
Waivers and Reimbursements	%	(0.21)[3]	(0.25)[4]	(0.22)[6]
Total Annual Portfolio Operating Expenses After Waivers and Reimbursements	%	1.31	1.15	1.15

INVESTMENT MANAGEMENT
voyainvestments.com
VOYA™

Client Talking Points

1.Other Expenses do not include one-time expenses related to this Reorganization.

2.Expense information has been restated to reflect current contractual rates.

3.The Investment Adviser is contractually obligated to limit expenses to 1.50%, 0.90%, 1.15%, and 1.30% for Class ADV, Class I, Class S, and Class S2 shares, respectively, through May 1, 2028 (the “Expense Limitation Agreement”). The limitation does not extend to interest, taxes, other investment-related costs, leverage expenses, extraordinary expenses, such as litigation or other expenses not incurred in the ordinary course of business, and expenses of any counsel or other persons or services retained by the trustees who are not “interested persons” as that term is defined by the Investment Company Act of 1940, as amended. Modification of the Expense Limitation Agreement requires written agreement signed by each of the parties and approval by the Portfolio’s Board. The Expense Limitation Agreement shall terminate with respect to the Portfolio upon termination of the Portfolio’s advisory agreement with the Investment Adviser, or it may be terminated by Voya Investors Trust, without payment of any penalty, upon written notice to the Investment Adviser at its principal place of business.

For Internal Use Only. Not for Inspection by, Distribution or Quotation to, the General Public.

20260504-5444833-17171933

Client Talking Points

4.The Investment Adviser is contractually obligated to limit expenses to 1.34%, 0.74%, 0.99%, and 1.14% for Class ADV, Class I, Class S and Class S2 shares, respectively, through May 1, 2028 (the “Expense Limitation Agreement”). The limitation does not extend to interest, taxes, other investment-related costs, leverage expenses, extraordinary expenses, such as litigation or other expenses not incurred in the ordinary course of business, and expenses of any counsel or other persons or services retained by the trustees who are not “interested persons” as that term is defined by the Investment Company Act of 1940, as amended. Modification of the Expense Limitation Agreement requires written agreement signed by each of the parties and approval by the Portfolio’s Board. The Expense Limitation Agreement shall terminate with respect to the Portfolio upon termination of the Portfolio’s advisory agreement with the Investment Adviser, or it may be terminated by Voya Investors Trust, without payment of any penalty, upon written notice to the Investment Adviser at its principal place of business.

5.Other Expenses are based on estimated amounts for the current fiscal year.

6.The Investment Adviser would be contractually obligated to limit expenses to 1.34%, 0.74%, 0.99%, and 1.14% for Class ADV, Class I, Class S and Class S2 shares, respectively, through May 1, 2028 (the “Expense Limitation Agreement”). The limitation does not extend to interest, taxes, other investment-related costs, leverage expenses, extraordinary expenses, such as litigation or other expenses not incurred in the ordinary course of business, and expenses of any counsel or other persons or services retained by the trustees who are not “interested persons” as that term is defined by the Investment Company Act of 1940, as amended. Modification of the Expense Limitation Agreement requires written agreement signed by each of the parties and approval by the Portfolio’s Board. The Expense Limitation Agreement shall terminate with respect to the Portfolio upon termination of the Portfolio’s advisory agreement with the Investment Adviser, or it may be terminated by Voya Investors Trust, without payment of any penalty, upon written notice to the Investment Adviser at its principal place of business.

▪How does the performance of the Portfolios compare?

The following information is intended to help you understand the risks of investing in the Portfolios. The following bar charts show the changes in each Portfolio’s performance from year to year, and the table compares each Portfolio’s performance to the performance of a broad-based securities market index and additional indices with investment characteristics similar to those of the Portfolio for the same period. In 2024, in accordance with changes to regulatory disclosure requirements, the Investment Adviser changed CBRE GRE Portfolio’s primary benchmark from the FTSE EPRA Nareit Developed Index to the MSCI All Country World Index (“MSCI ACWI”) and Columbia RE Portfolio’s primary benchmark from the MSCI U.S. REIT® Index to the Russell 3000® Index. The Portfolios continue to use the former primary benchmarks as additional benchmarks that the Investment Adviser believes more closely reflects each Portfolio’s principal investment strategies. Each Portfolio’s performance information reflects applicable fee waivers and/or expense limitations in effect during the period presented. Absent such fee waivers/expense limitations, if any, performance would have been lower. The bar charts show the performance of each Portfolio’s Class ADV shares. Performance for other share classes would differ to the extent they have differences in their fees and expenses.

Performance shown in the bar charts and in the Average Annual Total Returns table does not include insurance-related charges imposed under a Variable Contract or expenses related to a Qualified Plan. If these charges or expenses were included, performance would be lower. Thus, you should not compare a Portfolio’s performance directly with the performance information of other investment products without taking into account all insurance-related charges and expenses payable under your Variable Contract or Qualified Plan. A Portfolio’s past performance is no guarantee of future results.

Columbia RE Portfolio’s performance prior to January 21, 2026 reflects returns achieved by a different sub-adviser and pursuant to different principal investment strategies than those that are currently being pursued by the Portfolio. If the Portfolio’s current sub-adviser and principal investment strategies had been in place for the prior periods, the performance information shown would have been different.

For Internal Use Only. Not for Inspection by, Distribution or Quotation to, the General Public.

20260504-5444833-17171933

Client Talking Points

CBRE GRE Portfolio - Calendar Year Total Returns (as of December 31 of each year)

Columbia RE Portfolio - Calendar Year Total Returns (as of December 31 of each year)

For Internal Use Only. Not for Inspection by, Distribution or Quotation to, the General Public.

20260504-5444833-17171933

Client Talking Points

▪Average Annual Total Returns %

(for periods ended December 31, 2025)

CBRE GRE Portfolio & Columbia RE Portfolio – Average Annual Total Returns

The performance quoted represents past performance and does not guarantee future results. Current performance may be lower or higher than the performance information shown. The investment return and principal value of an investment in the Portfolios will fluctuate, so that your shares, when redeemed, may be worth more or less than their original cost. You may

For Internal Use Only. Not for Inspection by, Distribution or Quotation to, the General Public.

20260504-5444833-17171933

Client Talking Points

obtain performance information current to the most recent month end by visiting www.voyainvestments.com.

Index Descriptions

The MSCI U.S. REIT® Index is a free float-adjusted market capitalization weighted index that is comprised of equity REITs. The index is based on the MSCI USA Investable Market Index, its parent index which captures large, mid and small cap securities. The index currently represents approximately 99% of the U.S. REIT universe and securities classified in the REIT sector according to the global industry classification standard. It excludes, however, mortgage REITs and selected securities REITs.

The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies representing approximately 98% of the investable U.S. equity market.

▪Tax Considerations

The Reorganization is intended to qualify for U.S. federal income tax purposes as a tax-free reorganization under Section 368 of the Code. Accordingly, pursuant to this treatment, neither CBRE GRE Portfolio nor the Separate Accounts and Qualified Plans as its shareholders, nor Columbia RE Portfolio nor the Separate Accounts and Qualified Plans as its shareholders, are expected to recognize any gain or loss for U.S. federal income tax purposes from the transactions contemplated by the Reorganization Agreement. As a condition to the closing of the Reorganization, the Portfolios will receive an opinion from tax counsel to the effect that, on the basis of existing provisions of the Code, U.S. Treasury Regulations promulgated thereunder, current administrative rules, pronouncements and court decisions, and subject to certain qualifications, the Reorganization will qualify as a tax-free reorganization for U.S. federal income tax purposes.

Prior to the Closing Date, CBRE GRE Portfolio will pay to the Separate Accounts of Participating Insurance Companies and Qualified Plans that own its shares a distribution consisting of any undistributed investment company taxable income, any net tax-exempt income, and/or any undistributed realized net capital gains, including any net gains realized from any sales of assets prior to the Closing Date, including portfolio transitions in connection with the Reorganization. Variable Contract owners and Plan Participants are not expected to recognize any income or gains for U.S. federal income tax purposes from this cash distribution.

For Internal Use Only. Not for Inspection by, Distribution or Quotation to, the General Public.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any portfolio, nor is it a solicitation of any proxy. For information regarding Columbia RE Portfolio, please call Voya Investment Management toll free at 1-800-366-0066.

For information regarding any of the portfolios discussed in this Client Talking Points, please call Voya Investment Management toll free at 1-800-366-0066. To receive a free copy of a Proxy Statement/Prospectus relating to the proposed merger of CBRE GRE Portfolio with and into Columbia RE Portfolio, please call Voya Investment Management toll free at 1-800-366-0066. This “Client Talking Points” is qualified in its entirety by reference to the Proxy Statement/ Prospectus, and supersedes any prior Client Talking Points. The Proxy Statement/Prospectus

For Internal Use Only. Not for Inspection by, Distribution or Quotation to, the General Public.

20260504-5444833-17171933

Client Talking Points

contains important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it. The Proxy Statement/Prospectus and shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Proxy Statement/Prospectus carefully before making any decision to invest or to approve the merger.

Contents of this communication may contain information regarding past performance, market opinions, competitor data, projections, forecasts and other forward-looking statements that cannot be shared with clients, prospective clients or current investors of Voya investment products. The information presented has been obtained from sources Voya Investment Management (“Voya IM”) deems to be reliable, however, this data is subject to unintentional errors, omissions and changes prior to distribution without notice. This information is provided to Voya IM employees for internal or educational use only and cannot be used as sales or marketing material, nor can it be distributed outside of the firm. Please only use compliance- approved marketing materials with clients and prospects. These materials contain compliant sales language, appropriate risk disclosures and other relevant disclaimers that provides a sound basis for evaluating our investment products and services. This information cannot be reproduced in whole or in part in any manner without the prior permission of a Voya IM Compliance Officer.

Your clients should consider the investment objectives, risks, charges and expenses of Columbia RE Portfolio carefully before investing. For a free copy of the Columbia RE Portfolio prospectus, which contains this and other information, visit us at www.voyainvestments.com or call Voya Investment Management at 1-800-366-0066. Please instruct your clients to read the prospectus carefully before investing.

For Internal Use Only. Not for Inspection by, Distribution or Quotation to, the General Public.

20260504-5444833-17171933